Saba Capital Income & Opportunities Fund POS EX

Exhibit (k)(4)

19 Old Kings Highway S., Suite 130, Darien, CT 06820 • 203 972 9300 • Fax 203 621 3333 www.investor-com.com

September 8, 2025

Mr. Michael D’Angelo, COO

Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, NY 10174

INFORMATION AGENT LETTER OF AGREEMENT

This Letter of Agreement sets forth the terms and conditions under which Saba Capital Income & Opportunities Fund (“BRW”) agrees to retain InvestorCom LLC ("ICOM") as Information Agent during its Rights Offering (the “Offer”). The term of the Agreement shall be the term of the Offer, including extensions thereof.

1.            During the term of the Agreement, we will:

(a)	Monitor any trading activity and make best efforts to identify and profile major street name stockholders;

(b)	Communicate with stockholders and brokers, through both outgoing (if requested) and incoming calls on our toll-free number, to confirm receipt and understanding of the terms of the Offer and answer questions relating solely to the Offer;

(c)	If requested, coordinate all printing activities;

(d)	If requested, distribute necessary printed materials to Broadridge, brokers, banks and registered name holders;

(e)	Communicate with back-office personnel of brokerage firms and banks to confirm redistribution of materials to beneficial owners.

2.	In performing the services outlined in paragraph 1 (a) - (e) above, we will not render investment advice to the holders or others, and will not make recommendations, either directly or indirectly, to anyone regarding a decision by such person to participate in the Offer.

3.	During the Offer, we will:

(a)	Follow up with bank and broker reorganization departments to confirm receipt of offer material and ensure timely notification to beneficial owners;

(b)	Continue to monitor trading activity, establishing contacts at holders to solidify support for the Offer;

(c)	Contact individual beneficial holders (if requested) to confirm receipt of material, answer questions, explain terms of the Offer, determine likelihood of support for the Offer and provide assistance in participating in the Offer;

(d)	Contact reorganization departments at all banks and brokerage firms to remind them of the expiration date of the Offer and to determine the responses from their clients. We will also arrange for brokers to contact those clients which have not yet given instructions to participate; and

(e)	Follow up with holders whose participation is expected, but which have not yet been received.

4.	For our services as outlined herein, you agree to pay ICOM a fee of $9,500, payable within 30 days after the Offer’s filing date. All expenses, including telephonic solicitation outbound calls, will only be incurred with your prior written authorization.

Telephone calls will be charged at $4.50 for each holder contacted, plus $2.00 for directory assistance when needed. If our toll-free number is used, incoming calls will be billed at $4.50 per call.

5.	You (severally, but not jointly) agree to indemnify and hold ICOM harmless against any loss, damage, expense (including, without limitation, reasonable legal and other related fees and expenses), liability or claim directly arising out of ICOM’s performance of its obligations under this Agreement, except for any loss, damage, expense, liability or claim arising out of ICOM’s own negligence, bad faith, fraud or misconduct.

Notwithstanding anything herein to the contrary, in no event shall BRW be liable to ICOM for losses that are indirect, special, incidental, consequential, punitive, exemplary or enhanced or other similar damages (including lost profits and diminution of value) arising out of the subject matter of this agreement or otherwise, whether the losses were foreseeable, whether or not advised of the possibility of the losses and notwithstanding the failure of any agreed or other remedy of its essential purpose.

6.	We represent to you that we will comply with applicable requirements of law relating to our services. We further agree not to make any representations not included in the Offer material and not to make any recommendations as to whether a stockholder should participate in the Offer.

However, if we do make any representation not included in the Offer material or fail to comply with such laws or make such a recommendation, we agree to indemnify and hold you harmless against any liability you may incur by reason of any such representation.

7.	ICOM agrees to preserve the confidentiality of (i) all material nonpublic information provided by BRW, Saba Capital Management, LP or their affiliates or agents for ICOM’s use in fulfilling its obligations hereunder and (ii) any information developed by ICOM based upon such material nonpublic information. BRW agrees that all reports, documents and other work product provided to BRW by ICOM pursuant to the terms of this Agreement are for the exclusive use of BRW or your agents and may not be disclosed to any other person or entity without the prior written consent of ICOM. The confidentiality obligation set forth in this paragraph shall survive the termination of this Agreement.

8.	If the above correctly sets forth your understanding of our agreement please signify your acceptance by signing and returning to ICOM for execution.

If the above is agreed to by you, please sign, date and return.

Sincerely,

INVESTORCOM LLC

By:	/s/ John Glen Grau
John Glenn Grau
President

Date:	September 8, 2025

Accepted:

Saba Capital Income & Opportunities Fund

By Saba Capital Management, LP, its investment advisor

By:	/s/ Michael D’Angelo
Name:	Michael D’Angelo
Title:	COO
Date:	September 8, 2025

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